SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------


                                   F O R M 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
                15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                For the month of
                                   March 2008

                       RADA ELECTRONIC INDUSTRIES LIMITED
                              (Name of Registrant)


                 7 Giborei Israel Street, Netanya 42504, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________


         This Form 6-K is being incorporated by reference into the Registrant's Form F-3 Registration Statements File Nos. 333-12074, 333-115598, 333-117954,
and 333-127491 and Form S-8 Registration Statement File No. 333-111437.

                         RADA ELECTRONIC INDUSTRIES LTD.





6-K Items

     1. Press Release re RADA Electronic Industries Announces Full Year 2007 Results dated March 6, 2008.

                                                                          ITEM 1

Press Release                             Source: RADA Electronic Industries Ltd

RADA Electronic Industries Announces Full Year 2007 Results

Thursday March 6, 3:08 pm ET

NETANYA, Israel, March 6 /PRNewswire-FirstCall/ -- RADA Electronic Industries Ltd. (Nasdaq: RADA - News) today reported its financial results for the year ended December 31, 2007. The company reported a net loss of $1.1 million or $0.12 per share. This compares with a net loss of $2.0 million or $0.23 per share, for the year ended December 31, 2006. Revenues in 2007 were $14.0 million, an increase of 8% from 2006. The company's gross margin increased to 24% in 2007 from 16% in 2006.The company's operating loss for the year was $387,000 compared with an operating loss of $1.3 million in 2006.

Commenting on the results, Zvika Alon, RADA's CEO said, "Our financial results in 2007 improved over the last two years. The improvement is mainly due to the higher gross profit margin on our off-the-shelf products. We expect that our production deliveries will continue to increase in 2008 and we plan to continue investing during 2008 in research and development primarily in our new Inertial Navigation product line. Our marketing efforts during 2007 were very successful resulting in an increased backlog. We are continuing these efforts, focusing on our main markets in Israel, U.S. and India."

About RADA

RADA Electronic Industries Ltd. is an Israel based company involved in the military and commercial aerospace industries. The company specializes in Avionics systems (Digital Video Recorders, Ground Debriefing Stations, Stores Management Systems, Flight Data Recorders, Inertial Navigation Systems), Trainer Aircraft Upgrades, Avionics systems for the UAV market, and Electro-optic cameras for airplanes and armored vehicles.

Note: Certain statements in this press release are "forward-looking statements" within the meaning of the Private Securities Litigation Act of 1995. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such risk uncertainties and other factors include, but are not limited to, changes in general economic conditions, risks in product and technology developments, market acceptance of new products and continuing product demand, level of competition and other factors described in the company's Annual Report on Form 20-F and other filings with the Securities and Exchange Commission.

    CONSOLIDATED BALANCE SHEETS

    U.S. dollars in thousands, except share and per share data

                                                             December 31,
                                                          2007         2006
    ASSETS
    CURRENT ASSETS:
    Cash and cash equivalents                            $ 835        $ 990
    Restricted cash                                        598          704

    Trade receivables (net of allowance for doubtful
    accounts of $ 62 and $ 34 at December 31, 2007 and
    2006, respectively)                                  4,907        4,296

    Other accounts receivable and prepaid expenses         305          200

    Costs and estimated earnings in excess of billings
    on uncompleted contracts                               701          668

    Inventories                                          2,609        2,468
    Total current assets                                 9,955        9,326

    LONG-TERM RECEIVABLES AND DEPOSITS:
    Long-term receivables                                  983          983
    Leasing deposits                                        57           78
    Severance pay fund                                   2,038        1,624
    Total long-term receivables and deposits             3,078        2,685

    PROPERTY, PLANT AND EQUIPMENT, NET                   2,745        3,359

    OTHER ASSETS:
    Intangible assets, net                               1,414        1,906
    Goodwill                                               214          166
    Deferred charges, net                                    -           13

    Total other assets                                   1,628        2,085
    Total assets                                      $ 17,406     $ 17,455

    LIABILITIES AND SHAREHOLDERS' EQUITY

    CURRENT LIABILITIES:
    Short-term bank credit and current maturities of
    long-term loans                                      $ 490        $ 559
    Convertible note                                         -        2,858
    Trade payables                                       1,472        1,611
    Other accounts payable and accrued expenses          3,666        3,419
    Deferred revenues                                      181           84

    Billings in excess of costs and estimated earnings
    on uncompleted contracts                                88          285

    Total current liabilities                            5,897        8,816

    LONG-TERM LIABILITIES:
    Long-term loan                                           -          142
    Loan from shareholders, net                            261            -
    Convertible note from a shareholder, net             1,622            -
    Accrued severance pay                                2,442        2,026
    Total long-term liabilities                          4,325        2,168

    MINORITY INTERESTS                                     459          397

    SHAREHOLDERS' EQUITY
    Share capital -
    Ordinary shares of NIS 0.015 par value -
    Authorized: 16,333,333 shares at December 31, 2007
    and 2006; Issued and outstanding: 8,705,788 shares
    at December 31, 2007 and 2006
    Additional paid-in capital                             116          116
    Accumulated deficit                                 68,968       67,239
                                                       (62,359)     (61,281)

    Total shareholders' equity                           6,725        6,074
    Total liabilities and shareholders' equity        $ 17,406     $ 17,455



    CONSOLIDATED STATEMENTS OF OPERATIONS

    U.S. dollars in thousands, except per share data

                                                 Year ended December 31,
                                             2007         2006         2005
    Revenues:
    Products                             $ 11,704     $ 10,984     $ 11,303
    Services                                2,317        2,053        2,118

                                           14,021       13,037       13,421
    Cost of revenues:
    Products                                9,501        9,517       10,601
    Services                                1,180        1,482        1,481

                                           10,681       10,999       12,082

    Gross profit                            3,340        2,038        1,339

    Operating costs and expenses:
    Research and development                  324          181            -
    Marketing and selling                   1,213        1,316        1,155
    General and administrative              2,190        1,794        1,939

    Total operating costs and expenses      3,727        3,291        3,094

    Operating loss                           (387)      (1,253)      (1,755)
    Financial expenses, net                  (629)        (775)        (624)
    Other income, net                           -           45           33

                                           (1,016)      (1,983)      (2,346)
    Minority interests in losses
    (earnings) of a subsidiary                (62)         (17)          17

    Net loss                             $ (1,078)    $ (2,000)    $ (2,329)

    Net loss per share:
    Basic net loss per share              $ (0.12)     $ (0.23)     $ (0.31)
    Diluted net loss per share            $ (0.12)     $ (0.23)     $ (0.31)



    Contact: Shiri Lazarovich- C.F.O
    RADA Electronic Industries Ltd.
    Tel: +972-9-8921111

                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            Rada Electronic Industries Ltd.
                                             (Registrant)



                                            By: /s/Herzle Bodinger
                                                ------------------
                                                Herzle Bodinger
                                                President and Chairman




Date: March 10, 2008